Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  May 21, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1897
                       Total Income Portfolio, Series 17
                       File Nos. 333-230489 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1897, filed on March 25, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Total Income Portfolio, Series 17 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Security Selection - Equity Securities Segment" section states that the Trust may invest in securities of issuers located in emerging markets. Please disclose this in the "Principal Investment Strategy" section.

     Response: In response to this comment, the following sentence will be added after the first sentence of the first paragraph: "The international securities that the trust may invest in may be issued by companies located in emerging markets."

Investment Summary -- Principal Risks

     2. The duration example in the seventh bullet under the "Principal Risks" section uses a duration of five years. Please confirm that the average weighted duration of the underlying securities is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: The sponsor confirms that the average weighted duration of the underlying securities is approximately five years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren